Exhibit 99.1

Second Quarter 2025 Earnings Release

Scotiabank reports second quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2025 and related notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted. Our complete Second Quarter 2025 Report to Shareholders, including our unaudited interim financial statements for the period ended April 30, 2025, can also be found on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov. Supplementary Financial Information is also available, together with the Second Quarter 2025 Report to Shareholders on the Investor Relations page at www.scotiabank.com.

Second Quarter 2025 Highlights on a Reported Basis (versus Q2 2024)	Second Quarter 2025 Highlights on an Adjusted Basis(1) (versus Q2 2024)

• Net income of $2,032 million, compared to $2,092 million • Earnings per share (diluted) of $1.48, compared to $1.57 • Return on equity(2) of 10.1%, compared to 11.2%	• Net income of $2,072 million, compared to $2,105 million • Earnings per share (diluted) of $1.52, compared to $1.58 • Return on equity of 10.4%, compared to 11.3%

TORONTO, May 27, 2025 — The Bank of Nova Scotia (“Scotiabank”) (TSX: BNS; NYSE: BNS) reported second quarter net income of $2,032 million compared to $2,092 million in the same period last year. Diluted earnings per share (EPS) were $1.48, compared to $1.57 in the same period a year ago.

Adjusted net income(1) for the second quarter was $2,072 million and adjusted diluted EPS(1) were $1.52, down from $1.58 last year. Adjusted return on equity(1) was 10.4% compared to 11.3% a year ago.

“We continued to invest in our key strategic priorities this quarter, including building deeper, more advice-driven client relationships,” said Scott Thomson, President and CEO of Scotiabank. “Amidst the continuously-evolving economic outlook, we are focused on what we can control and are executing on our strategic plan while continuing to deliver positive operating leverage. This quarter we increased our performing allowances to reflect the impact of an uncertain macroeconomic outlook. With strong balance sheet metrics, we remain well positioned to support our clients through this period of uncertainty and to seize growth opportunities as they arise.”

Canadian Banking generated adjusted earnings(1) of $613 million, down 31% compared to the prior year, due primarily to a significant increase in performing credit loss allowances and a lower margin. The business had solid asset and deposit growth, as well as good underlying momentum in fee revenue.

International Banking generated adjusted earnings(1) of $719 million, up 7% year-over-year, with solid revenue generation and lower provision for credit losses, reflecting improvements in the portfolio. Continued positive operating leverage reflects the impact of successful productivity initiatives in the region.

Global Wealth Management adjusted earnings(1) were $407 million, up 17% year-over-year driven by solid revenue growth from higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. Additionally, assets under management(2) of $380 billion grew 9% year-over-year.

Global Banking and Markets reported earnings of $412 million, up 10% compared to the prior year. The results were supported by strong performance in our capital markets business, as well as higher fee revenue in our corporate and investment banking business.

The Bank reported a Common Equity Tier 1 (CET1) capital ratio(3) of 13.2% and declared a dividend of $1.10, representing a 4% increase.

(1) Refer to Non-GAAP Measures section starting on page 6.

(2) Refer to page 58 of the Management’s Discussion & Analysis in the Bank’s Second Quarter 2025 Report to Shareholders, available on www.sedarplus.ca, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(3) The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline - Capital Adequacy Requirements (November 2023).

Scotiabank Second Quarter Press Release 2025 1

Financial Highlights

Reported Results	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited) ($ millions)	2025	2025	2024	2025	2024
Operating results
Net interest income	$5,270	$5,173	$4,694	$10,443	$9,467
Non-interest income	3,810	4,199	3,653	8,009	7,313

Total revenue	$9,080	$9,372	$8,347	$18,452	$16,780
Provision for credit losses	1,398	1,162	1,007	2,560	1,969
Non-interest expenses	5,110	6,491	4,711	11,601	9,450
Income tax expense	540	726	537	1,266	1,070

Net income	$2,032	$993	$2,092	$3,025	$4,291
Net income attributable to non-controlling interests in subsidiaries	56	(154)	26	(98)	51

Net income attributable to equity holders of the Bank	$1,976	$1,147	$2,066	$3,123	$4,240
Preferred shareholders and other equity instrument holders	135	122	123	257	231
Common shareholders	$1,841	$1,025	$1,943	$2,866	$4,009

Earnings per common share (in dollars)
Basic	$1.48	$0.82	$1.59	$2.30	$3.29
Diluted	$1.48	$0.66	$1.57	$2.15	$3.25

Business Segment Review

Effective the first quarter of 2025, the Bank made voluntary changes to its allocation methodology impacting business segment presentation. The new methodology includes updates related to the Bank’s funds transfer pricing (FTP), head office expense allocations, and allocations between business segments. Prior period results and ratios for each segment have been revised to conform with the current period’s methodology. Further details on the changes are as follows:

1.

FTP methodology was updated, primarily related to the allocation of substantially all liquidity costs to the business lines from the Other segment, reflecting the Bank’s strategic objective to maintain higher liquidity ratios.

2.

Periodically, the Bank updates its allocation methodologies. This includes a comprehensive update to the allocation of head office expenses across countries within International Banking, updates to the allocation of clients and associated revenue, expenses, and balances between International Banking, Global Banking and Markets, and Global Wealth Management to align with the strategy, as well as updates to the allocation of head office expenses and taxes from the Other segment to the business segments.

3.

To be consistent with the reporting of Scotiabank’s recent minority investment in KeyCorp, the Bank has also made changes to the reporting of certain minority investments in International Banking (Bank of Xi’an Co. Ltd.) and Global Wealth Management (Bank of Beijing Scotia Asset Management) which will now be reported in the Other segment.

Canadian Banking

Q2 2025 vs Q2 2024

Net income attributable to equity holders was $613 million, compared to $893 million, a decrease of $280 million or 31%. The decrease was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenues.

Q2 2025 vs Q1 2025

Net income attributable to equity holders decreased $300 million or 33%. The decline was due primarily to higher provision for credit losses on performing loans and lower revenues, partly offset by lower non-interest expenses.

Year-to-date Q2 2025 vs Year-to-date Q2 2024

Net income attributable to equity holders was $1,526 million, compared to $1,866 million, a decrease of $340 million or 18%. Adjusted net income attributable to equity holders was $1,527 million, a decrease of $340 million or 18%. The decrease was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenues.

International Banking

Q2 2025 vs Q2 2024

Net income attributable to equity holders increased $37 million or 6% to $676 million. Adjusted net income attributable to equity holders increased $36 million or 6% to $681 million. The increase was driven by higher non-interest income, lower non-interest expenses, provision for credit losses, income taxes, and the positive impact of foreign currency translation. This was partly offset by lower net interest income.

Q2 2025 vs Q1 2025

Net income attributable to equity holders increased $25 million or 4%. Adjusted net income attributable to equity holders increased $24 million or 4%. The increase was driven by lower provision for credit losses, non-interest expenses and income taxes, as well as higher net interest income and the positive impact of foreign currency translation. This was partly offset by lower non-interest income.

2 Scotiabank Second Quarter Press Release 2025

Year-to-date Q2 2025 vs Year-to-date Q2 2024

Net income attributable to equity holders was $1,327 million, a decrease of 2% from $1,352 million. Adjusted net income attributable to equity holders was $1,338 million, a decrease of $26 million or 2%. The decrease was driven by lower net interest income, higher provision for credit losses and the negative impact of foreign currency translation. This was partly offset by higher non-interest income, lower non-interest expenses, and lower income taxes.

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP financial measure (refer to Non-GAAP Measures starting on page 6). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.

Q2 2025 vs Q2 2024

Net income attributable to equity holders was $676 million, up $29 million or 5%. Adjusted net income attributable to equity holders was $681 million, up $28 million or 4%. The increase was driven by higher non-interest income, lower provision for credit losses and lower income taxes. This was partly offset by lower net interest income.

Q2 2025 vs Q1 2025

Net income attributable to equity holders was $676 million, up $14 million or 2%. Adjusted net income attributable to equity holders was $681 million, up $13 million or 2%. The increase was driven by lower provision for credit losses, non-interest expenses and income taxes. This was partly offset by lower non-interest income and net interest income, due mainly to three fewer days in the quarter.

Year-to-date Q2 2025 vs Year-to-date Q2 2024

Net income attributable to equity holders was $1,327 million, a decrease of 2% from $1,350 million. Adjusted net income attributable to equity holders was $1,338 million, a decrease of $23 million or 2%. The decrease was driven by lower net interest income and higher provision for credit losses and non-interest expenses. This was partly offset by higher non-interest income and lower income taxes.

Global Wealth Management

Q2 2025 vs Q2 2024

Net income attributable to equity holders was $399 million, an increase of $58 million or 17%. Adjusted net income attributable to equity holders was $405 million, up $57 million or 17%. The increase was due primarily to higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. This was partly offset by higher volume-related non-interest expenses.

Q2 2025 vs Q1 2025

Net income attributable to equity holders decreased $8 million or 2%. Adjusted net income attributable to equity holders decreased $9 million or 2%, due primarily to lower mutual fund fees and brokerage revenues, partly offset by lower non-interest expenses and higher net interest income.

Year-to-date Q2 2025 vs Year-to-date Q2 2024

Net income attributable to equity holders was $806 million, an increase of $135 million or 20%. Adjusted net income attributable to equity holders was $819 million, up $135 million or 20%. The increase was due primarily to higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. This was partly offset by higher non-interest expenses due largely to volume-related expenses.

Global Banking and Markets

Q2 2025 vs Q2 2024

Net income attributable to equity holders was $413 million compared to $375 million, an increase of $38 million or 10%. The increase was driven primarily by higher net interest income and non-interest income, partly offset by higher non-interest expenses, provision for credit losses and provision for income taxes.

Q2 2025 vs Q1 2025

Net income attributable to equity holders was $413 million compared to $517 million, a decrease of $104 million or 20%. The decrease was primarily driven by lower non-interest income and higher provision for credit losses, partly offset by higher net interest income and lower provision for income taxes.

Year-to-date Q2 2025 vs Year-to-date Q2 2024

Net income attributable to equity holders was $930 million compared to $763 million, an increase of $167 million or 22%. The increase was primarily driven by higher net interest income and non-interest income, partly offset by higher non-interest expenses, provision for credit losses and provision for income taxes.

Other

Q2 2025 vs Q2 2024

Net loss attributable to equity holders was $125 million, compared to a net loss of $182 million in the prior year. The adjusted net loss attributable to equity holders was $80 million compared to an adjusted net loss of $182 million in the prior year. The lower loss of $102 million was due to higher revenues, partly offset by higher expenses. The higher revenues were driven mainly by higher net interest income related to lower funding costs from lower interest rates, and higher revenue from the KeyCorp investment. The increase in expenses was driven primarily by higher technology costs.

Q2 2025 vs Q1 2025

Net loss attributable to equity holders improved $1,216 million from the prior quarter, which included an impairment loss of $1,164 million related to the announced sale of the banking operations in Colombia, Costa Rica and Panama in the prior quarter. The adjusted net loss attributable to equity holders improved $97 million from the prior quarter. The lower loss was due to higher revenues, which were partly offset by higher expenses. The higher revenues were due primarily to higher net interest income from lower funding costs from lower interest rates, and higher revenue from the KeyCorp investment. The increase in expenses was driven primarily by higher technology costs.

Scotiabank Second Quarter Press Release 2025 3

Year-to-date Q2 2025 vs Year-to-date Q2 2024

Net income attributable to equity holders was a net loss of $1,466 million which included an impairment loss of $1,164 million related to the announced sale of the banking operations in Colombia, Costa Rica and Panama, an increase in the net loss of $1,054 million compared to the prior year. Adjusted net income attributable to equity holders was a net loss of $257 million compared to a net loss of $412 million in the prior year. The lower loss was due to higher revenues, which were partially offset by higher expenses. The higher revenues were due primarily to higher net interest income from lower funding costs from lower interest rates, and higher revenue from the KeyCorp investment. The increase in expenses was driven primarily by higher technology costs.

Credit risk

Provision for credit losses

Q2 2025 vs Q2 2024

The provision for credit losses was $1,398 million, compared to $1,007 million, an increase of $391 million. The provision for credit losses ratio increased by 21 basis points to 75 basis points.

The provision for credit losses on performing loans was $346 million, compared to $32 million. The Bank substantially increased its provision for credit losses on performing loans this quarter to reflect the impact of a significant deterioration in the macroeconomic outlook indicators, in the U.S., Canada and Mexico. The increase also reflects the continued uncertainty related to U.S. tariffs, mainly impacting the Canadian retail and commercial portfolios.

The provision for credit losses on impaired loans was $1,052 million compared to $975 million, an increase of $77 million. The provision for credit losses ratio on impaired loans was 57 basis points, an increase of five basis points. The increase in provision this quarter was due primarily to higher impairment in Canadian retail across most products, as well as higher Canadian commercial provisions and one corporate account.

Q2 2025 vs Q1 2025

The provision for credit losses was $1,398 million, compared to $1,162 million. The provision for credit losses ratio increased by 15 basis points to 75 basis points.

Provision for credit losses on performing loans was $346 million, compared to $98 million. The substantial increase in provision this quarter reflects the impact of a significant deterioration in the macroeconomic outlook indicators, in the U.S., Canada and Mexico, and the continued uncertainty related to U.S. tariffs. This led to an increase in provisions, impacting mainly the Canadian retail and commercial portfolios.

The provision for credit losses on impaired loans was $1,052 million compared to $1,064 million, a decrease of $12 million. The provision for credit losses ratio on impaired loans was 57 basis points, an increase of two basis points. The decrease this quarter is due primarily to lower provisions in International retail in most markets and Canadian commercial portfolios. This was partly offset by provisions for one corporate account.

Year-to-date Q2 2025 vs Year-to-date Q2 2024

The provision for credit losses was $2,560 million, compared to $1,969 million. The provision for credit losses ratio increased by 16 basis points to 68 basis points.

Provision for credit losses on performing loans was $444 million, compared to $52 million. The higher provision this year was due primarily to the impact of significant deterioration in the macroeconomic outlook indicators, in the U.S., Canada and Mexico. The increase also reflects the continued uncertainty related to U.S. tariffs, mainly impacting the Canadian retail and commercial portfolios.

The provision for credit losses on impaired loans was $2,116 million compared to $1,917 million, an increase of $199 million. The provision for credit losses ratio on impaired loans was 56 basis points, an increase of five basis points. The increase in provision this year was due primarily to higher impairment in Canadian retail across most products, as well as higher Canadian commercial provisions and one corporate account.

Allowance for credit losses

The total allowance for credit losses as at April 30, 2025, was $7,276 million compared to $7,080 million in the prior quarter. The allowance for credit losses ratio was 95 basis points, an increase of four basis points. The allowance for credit losses on loans was $7,084 million, an increase of $227 million compared to last quarter. The increase was driven by higher allowance for credit losses on performing loans in Canadian Banking due to the impact of a significant deterioration in the macroeconomic outlook indicators in the U.S., Canada and Mexico. In addition, the overall continued uncertainty related to U.S. tariffs increased performing provisions, mainly impacting the Canadian retail and commercial portfolios. Allowances on impaired loans were higher due primarily to higher provisions in Canadian Banking. This was partly offset by the impact of foreign currency translation of $121 million.

The allowance for credit losses on performing loans was higher at $4,883 million compared to $4,667 million last quarter. The allowance for performing loans ratio was 66 basis points. The increase was due primarily to the continued unfavourable macroeconomic outlook and continued uncertainty related to U.S. tariffs, which mainly impacted Canadian Banking. This was partly offset by the impact of foreign currency translation of $77 million.

The allowance on impaired loans increased by $11 million to $2,201 million from $2,190 million last quarter. The allowance for impaired loans ratio was 29 basis points, an increase of one basis point. The increase was due primarily to higher provisions in Canadian Banking, partly offset by the impact of foreign currency translation of $44 million.

Impaired loans

Gross impaired loans decreased to $6,849 million as at April 30, 2025, from $7,064 million last quarter. The decrease was due primarily to lower formations across most portfolios, as well as the impact of foreign currency translation. The gross impaired loan ratio was 90 basis points, a decrease of one basis point from last quarter.

Net impaired loans in Canadian Banking were $1,498 million, a decrease of $90 million from last quarter, due primarily to lower retail formations. Net impaired loans in International Banking were $3,006 million, a decrease of $95 million from last quarter, due to the impact of foreign currency translation and lower formations. Net impaired loans in Global Banking and Markets were $84 million, a decrease of $52 million from last quarter due mainly to the write-off of one corporate account. Net impaired loans in Global Wealth Management were $60 million, an increase of $11 million from last quarter.

Net impaired loans as a percentage of loans and acceptances were 0.61%, a decrease of two basis points from last quarter.

4 Scotiabank Second Quarter Press Release 2025

Capital Ratios

The Bank’s CET1 capital ratio(1) was 13.2% as at April 30, 2025, an increase of approximately 30 basis points from the prior quarter, due primarily to internal capital generation, a lower shortfall in provisions to expected losses, reduced risk-weighted assets, and the Bank’s completion of the sale of CrediScotia.

The Bank’s Tier 1 capital(1) and Total capital ratios(1) were 15.4% and 17.1%, respectively, as at April 30, 2025, representing increases of approximately 30 basis points from the prior quarter, due mainly to the above noted impacts to the CET1 capital ratio.

The Leverage ratio(2) was 4.5% as at April 30, 2025, an increase of approximately 10 basis points from the prior quarter, from higher Tier 1 capital and lower leverage exposures.

The TLAC ratio(3) was 30.3% as at April 30, 2025, an increase of approximately 150 basis points from the prior quarter, mainly from higher available TLAC.

The TLAC Leverage ratio(3) was 8.9% as at April 30, 2025, an increase of approximately 40 basis points from the prior quarter, due primarily to higher available TLAC.

As at April 30, 2025, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.

(1)	The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline - Capital Adequacy Requirements (November 2023).
(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (February 2023).
(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).

Scotiabank Second Quarter Press Release 2025 5

Non-GAAP Measures

The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this report and defined below.

Adjusted results and diluted earnings per share

The following tables present a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

6 Scotiabank Second Quarter Press Release 2025

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
($ millions)	2025	2025	2024	2025	2024
Reported Results
Net interest income	$5,270	$5,173	$4,694	$10,443	$9,467
Non-interest income	3,810	4,199	3,653	8,009	7,313

Total revenue	9,080	9,372	8,347	18,452	16,780
Provision for credit losses	1,398	1,162	1,007	2,560	1,969
Non-interest expenses	5,110	6,491	4,711	11,601	9,450

Income before taxes	2,572	1,719	2,629	4,291	5,361
Income tax expense	540	726	537	1,266	1,070

Net income	$2,032	$993	$2,092	$3,025	$4,291
Net income attributable to non-controlling interests in subsidiaries (NCI)	56	(154)	26	(98)	51

Net income attributable to equity holders	1,976	1,147	2,066	3,123	4,240
Net income attributable to preferred shareholders and other equity instrument holders	135	122	123	257	231

Net income attributable to common shareholders	$1,841	$1,025	$1,943	$2,866	$4,009

Diluted earnings per share (in dollars)	$1.48	$0.66	$1.57	$2.15	$3.25
Weighted average number of diluted common shares outstanding (millions)	1,246	1,250	1,228	1,250	1,225

Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
(a) Divestitures and wind-down of operations	$9	$–	$–	$9	$–
(b) Amortization of acquisition-related intangible assets	9	–	–	9	–

Total non-interest income and total revenue adjusting items (Pre-tax)	18	–	–	18	–

Adjusting items impacting non-interest expenses (Pre-tax)
(a) Divestitures and wind-down of operations	26	1,362	–	1,388	–
(b) Amortization of acquisition-related intangible assets	17	18	18	35	36

Total non-interest expense adjusting items (Pre-tax)	43	1,380	18	1,423	36

Total impact of adjusting items on net income before taxes	61	1,380	18	1,441	36
Impact of adjusting items on income tax expense
Divestitures and wind-down of operations	(15)	(7)	–	(22)	–
Amortization of acquisition-related intangible assets	(6)	(4)	(5)	(10)	(10)

Total impact of adjusting items on income tax expense	(21)	(11)	(5)	(32)	(10)

Total impact of adjusting items on net income	$40	$1,369	$13	$1,409	$26
Impact of adjusting items on NCI	16	(191)	–	(175)	–

Total impact of adjusting items on net income attributable to equity holders	$56	$1,178	$13	$1,234	$26

Adjusted Results
Net interest income	$5,270	$5,173	$4,694	$10,443	$9,467
Non-interest income	3,828	4,199	3,653	8,027	7,313

Total revenue	9,098	9,372	8,347	18,470	16,780
Provision for credit losses	1,398	1,162	1,007	2,560	1,969
Non-interest expenses	5,067	5,111	4,693	10,178	9,414

Income before taxes	2,633	3,099	2,647	5,732	5,397
Income tax expense	561	737	542	1,298	1,080

Net income	$2,072	$2,362	$2,105	$4,434	$4,317
Net income attributable to NCI	40	37	26	77	51

Net income attributable to equity holders	2,032	2,325	2,079	4,357	4,266
Net income attributable to preferred shareholders and other equity instrument holders	135	122	123	257	231

Net income attributable to common shareholders	$1,897	$2,203	$1,956	$4,100	$4,035

Diluted earnings per share (in dollars)	$1.52	$1.76	$1.58	$3.28	$3.27
Impact of adjustments on diluted earnings per share (in dollars)	$0.04	$1.10	$0.01	$1.13	$0.02
Weighted average number of diluted common shares outstanding (millions)	1,250	1,250	1,228	1,250	1,225

Scotiabank Second Quarter Press Release 2025 7

The Bank’s quarterly financial results were adjusted for the following items. These amounts were recorded in the Other operating segment, unless otherwise noted.

a)	Divestitures and wind-down of operations

On February 28, 2025, the Bank completed the sale of CrediScotia Financiera S.A. (CrediScotia), a wholly-owned consumer finance subsidiary in Peru, to Banco Santander S.A. (Espana). The Bank recognized an additional loss of $9 million in non-interest income – other upon closing. For further details, please refer to Note 20 of the Q2 2025 Quarterly Report to Shareholders.

In Q2 2025, the Bank recognized an additional impairment loss of $26 million ($8 million after-tax) on the agreement to sell banking operations in Colombia, Costa Rica and Panama for an approximately 20% ownership stake in the newly combined entity of Davivienda. This additional loss represents the change in the carrying value of the assets being sold, as well as changes in foreign currency. In Q1 2025, the Bank recognized an impairment loss of $1,362 million ($1,355 million after-tax) as the banking operations that are part of the transaction were classified as held-for-sale. These amounts were recorded in non-interest expenses - other. For further details, please refer to Note 20 of the Q2 2025 Quarterly Report to Shareholders.

b)	Amortization of acquisition-related intangible assets

These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software. These costs are recorded in non-interest expenses - depreciation and amortization for the Canadian Banking, International Banking and Global Wealth Management operating segments and non-interest income - net income from investments in associated corporations for the Other operating segment.

8 Scotiabank Second Quarter Press Release 2025

Reconciliation of reported and adjusted results by business line

	For the three months ended April 30, 2025(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$613	$714	$401	$412	$(108)	$2,032
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	38	2	(1)	17	56

Reported net income attributable to equity holders	613	676	399	413	(125)	1,976
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	135	135

Reported net income attributable to common shareholders	$613	$676	$399	$413	$(260)	$1,841

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	9	9
Amortization of acquisition-related intangible assets	–	–	–	–	9	9

Total non-interest income adjustments (Pre-tax)	–	–	–	–	18	18

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	26	26
Amortization of acquisition-related intangible assets	1	7	9	–	–	17

Total non-interest expenses adjustments (Pre-tax)	1	7	9	–	26	43

Total impact of adjusting items on net income before taxes	1	7	9	–	44	61
Total impact of adjusting items on income tax expense	(1)	(2)	(3)	–	(15)	(21)

Total impact of adjusting items on net income	–	5	6	–	29	40

Impact of adjusting items on NCI	–	–	–	–	16	16

Total impact of adjusting items on net income attributable to equity holders	–	5	6	–	45	56

Adjusted net income (loss)	$613	$719	$407	$412	$(79)	$2,072

Adjusted net income attributable to equity holders	$613	$681	$405	$413	$(80)	$2,032

Adjusted net income attributable to common shareholders	$613	$681	$405	$413	$(215)	$1,897

(1) Refer to Business Segment Review section of the Bank’s Q2 2025 Quarterly Report to Shareholders.
	For the three months ended January 31, 2025(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$913	$686	$409	$517	$(1,532)	$993
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	35	2	–	(191)	(154)

Reported net income attributable to equity holders	913	651	407	517	(1,341)	1,147
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	122	122

Reported net income attributable to common shareholders	$913	$651	$407	$517	$(1,463)	$1,025

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	1,362	1,362
Amortization of acquisition-related intangible assets	1	8	9	–	–	18

Total non-interest expenses adjustments (Pre-tax)	1	8	9	–	1,362	1,380

Total impact of adjusting items on net income before taxes	1	8	9	–	1,362	1,380
Total impact of adjusting items on income tax expense	–	(2)	(2)	–	(7)	(11)

Total impact of adjusting items on net income	1	6	7	–	1,355	1,369

Impact of adjusting items on NCI	–	–	–	–	(191)	(191)
Total impact of adjusting items on net income attributable to equity holders	1	6	7	–	1,164	1,178

Adjusted net income (loss)	$914	$692	$416	$517	$(177)	$2,362

Adjusted net income attributable to equity holders	$914	$657	$414	$517	$(177)	$2,325

Adjusted net income attributable to common shareholders	$914	$657	$414	$517	$(299)	$2,203

(1)	Refer to Business Segment Review section of the Bank’s Q2 2025 Quarterly Report to Shareholders.

Scotiabank Second Quarter Press Release 2025 9

	For the three months ended April 30, 2024(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management(2)	Global Banking and Markets(2)	Other(2)	Total
Reported net income (loss)	$893	$663	$343	$375	$(182)	$2,092
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	24	2	–	–	26

Reported net income attributable to equity holders	893	639	341	375	(182)	2,066
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	1	1	121	123

Reported net income attributable to common shareholders	$893	$639	$340	$374	$(303)	$1,943

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	8	9	–	–	18

Total non-interest expenses adjustments (Pre-tax)	1	8	9	–	–	18

Total impact of adjusting items on net income before taxes	1	8	9	–	–	18
Impact of adjusting items on income tax expense	(1)	(2)	(2)	–	–	(5)

Total impact of adjusting items on net income	–	6	7	–	–	13

Total impact of adjusting items on net income attributable to equity holders	–	6	7	–	–	13

Adjusted net income (loss)	$893	$669	$350	$375	$(182)	$2,105

Adjusted net income attributable to equity holders	$893	$645	$348	$375	$(182)	$2,079

Adjusted net income attributable to common shareholders	$893	$645	$347	$374	$(303)	$1,956

(1)   Refer to Business Segment Review section of the Bank’s Q2 2025 Quarterly Report to Shareholders.

(2)   Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 2 for further details.

	For the six months ended April 30, 2025(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,526	$1,400	$810	$929	$(1,640)	$3,025
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	73	4	(1)	(174)	(98)

Reported net income attributable to equity holders	1,526	1,327	806	930	(1,466)	3,123
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	257	257

Reported net income attributable to common shareholders	$1,526	$1,327	$806	$930	$(1,723)	$2,866

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	9	9
Amortization of acquisition-related intangible assets	–	–	–	–	9	9

Total non-interest income adjustments (Pre-tax)	–	–	–	–	18	18

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	1,388	1,388
Amortization of acquisition-related intangible assets	2	15	18	–	–	35

Total non-interest expenses adjustments (Pre-tax)	2	15	18	–	1,388	1,423

Total impact of adjusting items on net income before taxes	2	15	18	–	1,406	1,441
Impact of adjusting items on income tax expense	(1)	(4)	(5)	–	(22)	(32)

Total impact of adjusting items on net income	1	11	13	–	1,384	1,409

Impact of adjusting items on NCI	–	–	–	–	(175)	(175)

Total impact of adjusting items on net income attributable to equity holders	1	11	13	–	1,209	1,234

Adjusted net income (loss)	$1,527	$1,411	$823	$929	$(256)	$4,434

Adjusted net income attributable to equity holders	$1,527	$1,338	$819	$930	$(257)	$4,357

Adjusted net income attributable to common shareholders	$1,527	$1,338	$819	$930	$(514)	$4,100

(1)	Refer to Business Segment Review section of the Bank’s Q2 2025 Quarterly Report to Shareholders.

10 Scotiabank Second Quarter Press Release 2025

	For the six months ended April 30, 2024(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management(2)	Global Banking and Markets(2)	Other(2)	Total
Reported net income (loss)	$1,866	$1,398	$676	$763	$(412)	$4,291
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	46	5	-	-	51

Reported net income attributable to equity holders	1,866	1,352	671	763	(412)	4,240
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	1	1	227	231

Reported net income attributable to common shareholders	$1,865	$1,351	$670	$762	$(639)	$4,009

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	2	16	18	-	-	36

Total non-interest expenses adjustments (Pre-tax)	2	16	18	-	-	36

Total impact of adjusting items on net income before taxes	2	16	18	-	-	36
Impact of adjusting items on income tax expense	(1)	(4)	(5)	-	-	(10)

Total impact of adjusting items on net income	1	12	13	-	-	26

Total impact of adjusting items on net income attributable to equity holders	1	12	13	-	-	26

Adjusted net income (loss)	$1,867	$1,410	$689	$763	$(412)	$4,317

Adjusted net income attributable to equity holders	$1,867	$1,364	$684	$763	$(412)	$4,266

Adjusted net income attributable to common shareholders	$1,866	$1,363	$683	$762	$(639)	$4,035

(1)   Refer to Business Segment Review section of the Bank’s Q2 2025 Quarterly Report to Shareholders.

(2)   Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 2 for further details.

Reconciliation of International Banking’s reported, adjusted and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Reported Results	For the three months ended						For the six months ended
($ millions)	January 31, 2025			April 30, 2024(1)			April 30, 2024(1)
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,169	$(34)	$2,203	$2,254	$(6)	$2,260	$4,494	$51	$4,443
Non-interest income	861	(15)	876	706	12	694	1,540	29	1,511

Total revenue	3,030	(49)	3,079	2,960	6	2,954	6,034	80	5,954
Provision for credit losses	602	(14)	616	566	(8)	574	1,140	8	1,132
Non-interest expenses	1,553	(22)	1,575	1,547	23	1,524	3,129	70	3,059

Income before taxes	875	(13)	888	847	(9)	856	1,765	2	1,763
Income tax expense	189	(2)	191	184	1	183	367	4	363

Net income	$686	$(11)	$697	$663	$(10)	$673	$1,398	$(2)	$1,400

Net income attributable to non-controlling interests in subsidiaries (NCI)	$35	$-	$35	$24	$(2)	$26	$46	$(4)	$50
Net income attributable to equity holders of the Bank	$651	$(11)	$662	$639	$(8)	$647	$1,352	$2	$1,350

Other measures
Average assets ($ billions)	$229	$(3)	$232	$234	$(2)	$236	$235	$1	$234
Average liabilities ($ billions)	$174	$(3)	$177	$182	$-	$182	$182	$2	$180

(1)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 2 for further details.

Scotiabank Second Quarter Press Release 2025 11

Adjusted Results	For the three months ended						For the six months ended
($ millions)	January 31, 2025			April 30, 2024(1)			April 30, 2024(1)
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$2,169	$(34)	$2,203	$2,254	$(6)	$2,260	$4,494	$51	$4,443
Non-interest income	861	(15)	876	706	12	694	1,540	29	1,511

Total revenue	3,030	(49)	3,079	2,960	6	2,954	6,034	80	5,954
Provision for credit losses	602	(14)	616	566	(8)	574	1,140	8	1,132
Non-interest expenses	1,545	(22)	1,567	1,539	23	1,516	3,113	70	3,043

Income before taxes	883	(13)	896	855	(9)	864	1,781	2	1,779
Income tax expense	191	(2)	193	186	1	185	371	3	368

Net income	$692	$(11)	$703	$669	$(10)	$679	$1,410	$(1)	$1,411

Net income attributable to non-controlling interests in subsidiaries (NCI)	$35	$-	$35	$24	$(2)	$26	$46	$(4)	$50
Net income attributable to equity holders of the Bank	$657	$(11)	$668	$645	$(8)	$653	$1,364	$3	$1,361

(1)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 2 for further details.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

12 Scotiabank Second Quarter Press Release 2025

Forward-looking statements

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2024 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “outlook,” “seek,” “schedule,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk (including the potential impact of new or elevated tariffs); changes to our credit ratings; the possible effects on our business and the global economy of war, conflicts or terrorist actions and unforeseen consequences arising from such actions; technological changes, including the use of data and artificial intelligence in our business, and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services, which may result in data breaches, unauthorized access to sensitive information, denial of service and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; environmental, social and governance risks, including climate change, our ability to implement various sustainability-related initiatives (both internally and with our clients and other stakeholders) under expected time frames, and our ability to scale our sustainable-finance products and services; the occurrence of natural and unnatural catastrophic events and claims resulting from such events, including disruptions to public infrastructure, such as transportation, communications, power or water supply; inflationary pressures; global supply-chain disruptions; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2024 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2024 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2025 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Second Quarter Press Release 2025 13

Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on May 27, 2025, at 8:00 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-340-2217, or toll-free at 1-800-806-5484 using ID 5132667# (please call shortly before 8:00 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from May 27, 2025, to June 27, 2025, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 1341186#.

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations:

Scotiabank

40 Temperance Street, Toronto, Ontario

Canada M5H 0B4

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

40 Temperance Street, Toronto, Ontario

Canada M5H 0B4

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

E-mail: service@computershare.com

Co-Transfer Agent (USA)

Computershare Trust Company, N.A.

Telephone: 1-781-575-2000

E-mail: service@computershare.com

Street Courier/Address:

C/O: Shareholder Services

150 Royall Street

Canton, MA, USA 02021

Mailing Address:

PO Box 43078, Providence, RI, USA 02940-3078

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

40 Temperance Street

Toronto, Ontario, Canada M5H 0B4

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

14 Scotiabank Second Quarter Press Release 2025

Rapport trimestriel disponible en français

Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40, rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

Meny Grauman

Scotiabank Investor Relations

meny.grauman@scotiabank.com

Rebecca Hoang

Scotiabank Investor Relations

rebecca.hoang@scotiabank.com

Scotiabank Second Quarter Press Release 2025 15